UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on June 20, 2012 regarding Notice of Resolutions Adopted at the 143rd Ordinary General Meeting of Shareholders of Komatsu Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 21, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

(Translation)

This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

Kunio Noji President and Representative Director Komatsu Ltd. 3-6, Akasaka 2-chome, Minato-ku, Tokyo

NOTICE OF RESOLUTIONS ADOPTED

AT THE ONE HUNDRED AND FORTY-THIRD (143RD)

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

Securities Code: 6301 June 20, 2012

Dear Shareholders:

This is to inform you that at the 143rd Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) held today, reports and resolutions were made as follows:

Details

Items Reported:

(1)	The Business Report and the Consolidated Statutory Report for the 143rd fiscal year (April 1, 2011 – March 31, 2012), as well as the Accounting Auditors’ Report and the Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.

(2)	The Non-Consolidated Statutory Report for the 143rd fiscal year (April 1, 2011 – March 31, 2012).

Items Resolved:

Item 1:	Appropriation of Surplus

This proposal was approved as originally proposed, and it was decided that the year-end dividend for the 143rd fiscal year (year-end dividend of surplus) is JPY 21 per one (1) common share of the Company.

1

Item 2:	Election of Ten (10) Directors

This proposal was approved as originally proposed. Ten (10) Directors were elected as follows, and have assumed their positions as Directors.

(Reelected)

Messrs. Masahiro Sakane, Kunio Noji, Yoshinori Komamura, Mamoru Hironaka, Tetsuji Ohashi, Mikio Fujitsuka, Fujitoshi Takamura, Kensuke Hotta, Noriaki Kano and Kouichi Ikeda

Item 3:	Election of One (1) Corporate Auditor

This proposal was approved as originally proposed. Mr. Makoto Morimoto was newly elected and has assumed his position as Corporate Auditor.

Item 4:	Payment of Bonuses for Directors

As proposed, it was approved that the Company pay bonuses within the range of JPY 339 million in total to the ten (10) Directors who were in office as of the end of the 143rd fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors).

Item 5:	Revision of the Amount of Remuneration for Corporate Auditors

This proposal was approved as originally proposed. The remuneration amount for Corporate Auditors was revised to a maximum of JPY 13.50 million per month.

Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

As proposed, it was approved that the Company will issue Stock Acquisition Rights without consideration of no more than 2,555 units (the maximum number of common stock of the Company subject to the Stock Acquisition Rights shall be 255,500 shares) as stock-based remuneration to employees of the Company and Directors of major subsidiaries of the Company and that the Company’s Board of Directors be given the authority to issue such Stock Acquisition Rights, in accordance with the provisions of Articles 236, 238 and 239 of the Corporation Act of Japan.

END

2